UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                        SEC FILE NUMBER 1-4350

                             (Check One):
[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 1997
[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: Not Applicable.

PART I - REGISTRANT INFORMATION

Royal Oak Mines Inc.
-------------------------
(Full Name of Registrant)

C/O Royal Oak Mines (USA)
5501 Lakeview Drive
-----------------------------------------------------------
(Address of Principal Executive Office - Street and Number)

Kirkland, Washington 98033-7314
-------------------------------
(City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]     (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c)The accountant's statements or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

See Exhibit 99.1.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 1-KSB, 20-F, 11k, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant is unable to file Form 10-K for the year ending December 31, 1997 because its accountants are not presently in a position to express an opinion on the Registrant's financial statements as of December 31, 1997.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

James H. Wood  (425)       822-8992
-------------  ----------- -------------------
(Name)         (Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify reports.

[X]Yes [ ]No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit 99.2.

                       ROYAL OAK MINES INC.
           --------------------------------------------
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998

By:  /s/ James H. Wood
     -----------------------
     James H. Wood
     Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION

99.1 Letter dated March 30, 1998 from Arthur Andersen & Co. to Registrant. (Filed herewith.)

99.2 Text of Press Release issued by Registrant dated March 31, 1998. (Incorporated by reference to Exhibit 99.1 of Registrant's Form 8-K filed on March 31, 1998.)